ADVANCING TO PRODUCTION	TSX Venture Exchange: POM, American Stock Exchange: PLM

2350 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

NEWS RELEASE	06-15

POLYMET ENGAGES BNP PARIBAS FOR NORTHMET CONSTRUCTION FINANCE SERVICES

Vancouver, British Columbia, November 1, 2006 - PolyMet Mining Corp. (TSX-V: POM; AMEX: PLM) (“PolyMet”) announced today it has engaged BNP Paribas (“BNPP”) to advise and assist PolyMet in all aspects of preparation for construction finance for PolyMet’s NorthMet copper-nickel-precious metals project located in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

BNPP (www.bnpparibas.com) is one of the world’s leading diversified financial institutions, with over 140,000 employees in 85 countries. The Energy Commodities Export Project division alone employs more than 1,000 people and is dedicated to all facets of commodity and natural resource finance. The 100-plus person Project Finance practice, with more than 40 people in New York, is recognized as a top-tier arranger and provider of finance.

BNPP focuses on leading the arrangement and underwriting of project finance using its large balance sheet, focusing on base, precious, and ferrous metals and coal and green field development, acquisition, and expansion financing.

BNPP has been following PolyMet’s progress for many months and some of its technical team visited the NorthMet property earlier this year. During the next phase, BNPP will advise PolyMet on the banking and commercial aspects of all major contracts. The priorities are completion of nickel-cobalt and precious metals offtake contracts and construction management agreements.

Once the NorthMet mine plan optimization has been completed early in the second quarter of 2007, PolyMet and BNPP will finalize the construction financing plan. The Definitive Feasibility Study completed in September 2006 estimated direct capital costs of $312 million with owner’s costs of $68 million. PolyMet intends to have all the financing committed, subject to receipt of permits, before the permitting process is completed.

Douglas Newby, PolyMet’s Chief Financial Officer of PolyMet observed, “I am delighted that the BNP Paribas team is putting its weight behind our NorthMet project. The bank has already invested a significant amount of time discussing our plans and reviewing technical information. We believe that BNP Paribas’ wide range of experience in structured finance will be invaluable as we seek a financing structure that not only minimizes risk to PolyMet’s existing shareholders, but also minimizes dilution of their ownership.”

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PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of the NorthMet copper-nickel-precious metals ore body and 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits in order to commence commercial production anticipated in the second half of 2008.

POLYMET MINING CORP.

Per:	“William Murray”

William Murray, President

For further information, please contact:
William Murray	Douglas Newby
President and CEO	Chief Financial Officer
+1 (604) 669-4701	+1 (646) 879-5970
wmurray@polymetmining.com	djnewby@polymetmining.com

Media and Government Contact:	Investor Contact:
Warren Hudelson	Alex MacDougall
Executive Vice President	Macdougall Consultants, Ltd.
+1 (218) 245-3634	+1 (519) 887-6625
whudelson@polymetmining.com	macdougall_consult@yahoo.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statement if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.